Exhibit 99.6

(FORMERLY KEEGAN RESOURCES INC.)

CONSOLIDATED FINANCIAL STATEMENTS
Nine months ended December 31, 2012 and year ended March 31, 2012
_______________________

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Asanko Gold Inc.

We have audited the accompanying consolidated financial statements of Asanko Gold Inc., which comprise the consolidated statements of financial position as at December 31, 2012 and March 31, 2012, the consolidated statements of comprehensive loss, changes in equity and cash flows for the nine-month period ended December 31, 2012 and the year ended March 31, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Asanko Gold Inc. as at December 31, 2012 and March 31, 2012, and its consolidated financial performance and its consolidated cash flows for the nine-month period ended December 31, 2012 and the year ended March 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Asanko Gold Inc.’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 28, 2013 expressed an unqualified (unmodified) opinion on the effectiveness of Asanko Gold Inc. Corporation’s internal control over financial reporting.

Chartered Accountants

Vancouver, Canada
March 28, 2013

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM

The Board of Directors and Shareholders

Asanko Gold Inc.

We have audited Asanko Gold Inc.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Keegan’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report titled Management’s Responsibility for Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

In our opinion, Asanko Gold Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Asanko Gold Inc. as of December 31, 2012 and March 31, 2012, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the nine-month period ended December 31, 2012 and the year ended March 31, 2012, and our report dated March 28, 2013 expressed an unqualified (unmodified) opinion on those consolidated financial statements.

Chartered Accountants

Vancouver, Canada
March 28, 2013

ASANKO GOLD INC.
(Formerly Keegan Resources Inc.)

Consolidated Statements of Financial Position	Expressed in United States Dollars

	December 31, 2012	March 31, 2012
Assets

Current assets:
Cash and cash equivalents	$204,611,912	$197,608,106
Receivables (note 13 (b))	509,350	244,308
Prepaid expenses and deposits	384,867	648,002
	205,506,129	198,500,416

Non-current assets:
Plant and equipment (note 7)	1,784,587	1,984,719
Investment in associate	627,394	627,394
Mineral interests and development assets (note 8)	46,378,464	25,822,734
	48,790,445	28,434,847

Total assets	$254,296,574	$226,935,263

Liabilities

Current liabilities:
Accounts payable and accrued liabilities (notes 13(b) and 19)	$3,764,302	$4,813,773
	3,764,302	4,813,773

Non-current liabilities:
Foreign currency warrant liability (note 19)	12,494,674	-
Asset retirement provision (note 10)	11,089,081	8,737,634
	23,583,755	8,737,634

Total liabilities	27,348,057	13,551,407

Shareholders’ Equity

Share capital (note 11)	334,376,490	313,198,434
Equity reserves (note 12)	33,160,370	27,227,563
Accumulated deficit	(140,588,343)	(127,042,141)
Total shareholders’ equity	226,948,517	213,383,856

Total liabilities and shareholders’ equity	$254,296,574	$226,935,263

Commitments (note 14)
Contingencies (note 15)
Subsequent event (note 6)

Approved by the Board of Directors on March 28, 2013
“Shawn Wallace” Director	“Marcel de Groot” Director

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.
(Formerly Keegan Resources Inc.)

Consolidated Statements of Comprehensive Loss	Expressed in United States Dollars

	Nine months ended	Year ended
	December 31, 2012	March 31, 2012

Administration expenses:
Consulting fees, directors' fees and wages and benefits (note 13)	$3,152,009	$4,378,541
Depreciation	83,054	249,206
Office, rent and administration	1,107,810	1,236,216
Professional fees (note 13)	445,345	851,575
Regulatory fees, transfer agent and shareholder information	230,613	312,797
Share-based compensation (note 12(a))	4,280,592	8,846,973
Travel, promotion and investor relations	1,491,529	1,935,879
	10,790,952	17,811,187

Exploration and evaluation expenditures (note 9)	2,189,414	18,414,774

Other expenses (income):
Accretion expense (note 10)	123,858	250,576
Bank charges and interest	22,389	56,646
Business development (note 6)	423,082	-
Change in foreign currency warrant liability	997,033	-
Disposition loss on loss of control of subsidiary	-	1,882,184
Foreign exchange loss (gain)	(348,334)	1,295,107
Interest and other income	(652,192)	(1,557,889)
	565,836	1,926,624

Loss and comprehensive loss for the period	$13,546,202	$38,152,585

Loss per share - basic and diluted	$0.17	$0.51

Weighted average number of shares outstanding (note 17)	77,477,114	75,347,941

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.
(Formerly Keegan Resources Inc.)

Consolidated Statements of Changes in Equity
Nine months ended December 31, 2012 and year ended March 31, 2012	Expressed in United States Dollars
	Number		Equity	Accumulated	Total
	of shares	Share capital	reserves	deficit	equity

Balance as at March 31, 2011	74,884,588	$309,345,374	$15,864,395	$(88,889,556)	$236,320,213

Issuance of common shares for:
Exercise of share-based options (note 11(b))	641,250	3,697,051	(1,365,779)	-	2,331,272
Mineral interest (note 8(a))	20,000	156,009	-	-	156,009
Share-based payments (note 12 (a))	-	-	12,728,947	-	12,728,947
Net loss for the year	-	-	-	(38,152,585)	(38,152,585)
Balance as at March 31, 2012	75,545,838	313,198,434	27,227,563	(127,042,141)	213,383,856

Issuance of common shares for:
Non-brokered private placement (note 11(b))	9,443,500	20,958,106	-	-	20,958,106
Exercise of share-based options (note 11(b))	35,000	190,934	(58,304)	-	132,630
Mineral interest (note 8(a))	10,000	29,016	-	-	29,016
Share-based payments (note 12(a))	-	-	5,991,111	-	5,991,111
Net loss for the period	-	-	-	(13,546,202)	(13,546,202)
Balance as at December 31, 2012	85,034,338	$334,376,490	$33,160,370	$(140,588,343)	$226,948,517

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.
(Formerly Keegan Resources Inc.)

Consolidated Statements of Cash Flows
Nine months ended December 31, 2012 and year ended March 31, 2012	Expressed in United States Dollars
	Nine months ended	Year ended
	December 31, 2012	March 31, 2012
Cash provided by (used in):
Operating activities:
Loss for the period	$(13,546,202)	$(38,152,585)
Items not involving cash:
Amortization	272,822	618,362
Accretion expense	123,858	250,576
Disposition loss on loss of control of subsidiary	-	1,882,184
Change in foreign currency warrant liability	997,033	-
Interest income	(644,833)	(1,491,938)
Share-based compensation	4,280,592	8,846,973
Share-based compensation included in exploration and
evaluation expenditures	309,251	2,379,808
Unrealized foreign exchange loss (gain)	(63,738)	4,157,306
Changes in non-cash working capital:
Accounts payable and accrued liabilities	(1,232,066)	(1,458,976)
Prepaid expenses and deposits	263,299	(501,446)
Receivables	88,744	114,316
	(9,151,240)	(23,355,420)
Investing activities:
Purchase of plant and equipment	(122,262)	(1,721,250)
Proceeds on disposal of plant and equipment	7,371	16,013
Development costs (note 8)	(16,185,414)	(10,620,607)
Acquisition of mineral interests (note 8)	(506,868)	(610,000)
Net investment in associate	-	(1,923,415)
Interest received	292,816	1,379,300
	(16,514,357)	(13,479,959)
Financing activities:
Shares issued for cash, net of share issuance costs (note 11(b))	32,588,377	2,331,272

Impact of foreign exchange on cash and cash equivalents	81,026	(4,217,239)

Increase (decrease) in cash and cash equivalents for the period	7,003,806	(38,721,346)

Cash and cash equivalents, beginning of the period	197,608,106	236,329,452

Cash and cash equivalents, end of the period	$204,611,912	$197,608,106

Supplemental cash flow information (note 18)
SEE ACCOMPANYING NOTES

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Consolidated Financial Statements
Nine months ended December 31, 2012 and year ended March 31, 2012	Expressed in United States Dollars

1.	Nature of operations

Asanko Gold Inc. (“Asanko” or the “Company”), changed its name from Keegan Resources Inc. on March 1, 2013. The Company was incorporated on September 23, 1999 under the laws of British Columbia, Canada.  The Company is in the exploration and development stage and is focused on advancing its principal property, the Esaase Gold Project to commercial production. In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration.

The head office, principal address and registered and records office of the Company are located at 1199 West Hastings Street, Suite 700, Vancouver, British Columbia, V6E 3T5, Canada.

Management has estimated that the Company will have adequate funds from existing working capital to meet corporate, development, administrative and property obligations for the coming year, including the completion of a feasibility study for the Esaase property. The Company will require additional financing from time to time, and while the Company has been successful in the past, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms.

2.	Basis of presentation

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements were authorized for issue and approved by the Board of Directors on March 28, 2013.

(b)	Basis of presentation and consolidation

The financial statements have been prepared on the historical cost basis, with the exception of certain financial instruments, which are measured at fair value, as explained in the accounting policies set out in note 3.

All amounts are expressed in US dollars, unless otherwise stated. References to C$ are to Canadian dollars.

The consolidated financial statements include the accounts of the Company and the following subsidiaries:

Subsidiary name	Jurisdiction	Ownership
Keegan Resources Ghana Limited (“Asanko Ghana”)	Ghana	90%
Keegan Resources South Africa (PTY) Ltd.	South Africa	100%
Keegan International (Barbados) Inc.	Barbados	100%
Keegan Ghana (Barbados) Inc.	Barbados	100%

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Consolidated Financial Statements
Nine months ended December 31, 2012 and year ended March 31, 2012	Expressed in United States Dollars

2.	Basis of presentation (continued)

(b)	Basis of presentation and consolidation (continued)

All significant intercompany amounts and transactions have been eliminated on consolidation.

In December 2012, the Company changed its year end from March 31 to December 31. Accordingly, these financial statements are prepared as at December 31, 2012 and March 31, 2012 and for the nine months ended December 31, 2012 and the year ended March 31, 2012.

Certain of the prior year’s comparative figures have been reclassified to conform to the presentation adopted in the current period.

3.	Significant accounting policies

(a)	Foreign currency translation

The Company’s reporting currency and the functional currency of all of its operations is the U.S. dollar.

Transactions in foreign currencies are initially recorded at the functional currency rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rate of exchange at the date of the statement of financial position. Foreign exchange gains/losses are recorded in net earnings (loss) for the period.

Non‐monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non‐monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

(b)                Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognized at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, which are recognized and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. If, after reassessment, the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in net earnings (loss).

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Consolidated Financial Statements
Nine months ended December 31, 2012 and year ended March 31, 2012	Expressed in United States Dollars

3.          Significant accounting policies (continued)

(c)                Non-controlling interest

Non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. Subsequent to the acquisition date, adjustments are made to the carrying amount of the non-controlling interests for the non-controlling interests’ share of changes to the subsidiary’s equity. In the event a non-controlling interest is represented by a non-participating entity, then the non-controlling interest is not recognized until the entity has the right to receive its share of the subsidiary’s net assets.

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interest in the subsidiary and the difference to the carrying amount of the non-controlling interests and the Company’s share of proceeds received and/or consideration paid is recognized in equity and attributed to the shareholders of the Company.

(d)                Financial instruments

i.     Financial assets

The Company’s financial assets are comprised of cash and cash equivalents and receivables. All financial assets are initially recorded at fair value plus directly attributable transaction costs and designated upon inception into one of four categories: held-to-maturity, available-for-sale, loans and receivables or fair value through profit or loss.

Subsequent to initial recognition, the financial assets are measured in accordance with the following:

•
Financial assets classified as fair value through profit or loss are measured at fair value. All gains and losses resulting from changes in their fair value are included in net earnings (loss) in the period in which they arise.

•
Held-to-maturity investments, and loans and receivables, are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings (loss), using the effective interest method less any impairment. Cash and cash equivalents and receivables are classified as loans and receivables.

•
Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net earnings (loss). Other than temporary impairments on available-for-sale financial assets are recorded in net earnings (loss).

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)
Notes to Consolidated Financial Statements
Nine months ended December 31, 2012 and year ended March 31, 2012	Expressed in United States Dollars

3.       Significant accounting policies (continued)

(d)                Financial instruments (continued)

i.     Financial assets (continued)

•
Derivatives embedded in other financial instruments or non-financial contracts (the “host instrument”) are treated as separate derivatives with fair value changes recognized in the net earnings (loss) when their economic characteristics and risks are not clearly and closely related to those of the host instrument, and the combined instrument or contract is not held for trading. There were no embedded derivatives identified in a review of the Company’s contracts. Free-standing derivatives that meet the definition of an asset or liability are measured at their fair value and reported in the Company’s financial statements.

ii.	Financial liabilities

The Company’s financial liabilities are comprised of accounts payable and accrued liabilities and foreign currency warrant liability. All financial liabilities are initially recorded at fair value and designated upon inception as fair value through profit or loss or other financial liabilities.

Subsequent to initial recognition, the financial liabilities are measured in accordance with the following:

•
Financial liabilities classified as other financial liabilities are initially recognized at fair value less transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. The Company’s accounts payable and accrued liabilities are classified as other financial liabilities.

•
Financial liabilities classified as fair value through profit or loss  include financial liabilities held for trading and financial liabilities designated upon initial recognition as fair value through profit or loss. Fair value changes on financial liabilities classified as fair value through profit or loss  are recognized in net earnings (loss). At December 31, 2012, the Company classified share purchase warrants with an exercise price in Canadian dollars as  financial liabilities at fair value through profit or loss. As these warrants are exercised, the fair value of the recorded warrant liability on date of exercise is included in share capital along with the proceeds from the exercise. If these warrants expire, the related decrease in warrant liability is recognized in net earnings (loss).

(e)                Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term investments with original maturity dates of less than ninety days or that are fully redeemable without penalty or loss of interest.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)
Notes to Consolidated Financial Statements
Nine months ended December 31, 2012 and year ended March 31, 2012	Expressed in United States Dollars

3.       Significant accounting policies (continued)

(f)     Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses, permitting and maintaining exploration concessions in good standing, exploration drilling and related costs incurred on sites prior to the establishment of an economical resource. Exploration costs include value added taxes incurred in foreign jurisdictions when recoverability of these taxes is uncertain.

All exploration and evaluation expenditures, except for acquisition costs and costs arising from the recognition of an asset retirement obligation, are expensed until properties are determined to contain economically recoverable mineral resources. Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, costs related to that area of interest are reclassified from exploration and evaluation assets to mineral interests and development assets and tested for impairment. Costs incurred prior to the legal right to explore has been attained are expensed.

Acquisition of exploration assets

The fair value at acquisition date of a mineral interest acquired either through a business combination or asset acquisition are capitalized.

Asset retirement obligations

Amounts arising from the recognition of an asset retirement obligation are capitalized.

(g)                Mineral interests, plant and equipment

Mineral interests, plant and equipment is carried at cost less accumulated amortization. The cost of an item of mineral interests, plant or equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Assets under construction are depreciated when they are substantially complete and available for their intended use, over their estimated useful lives.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)
Notes to Consolidated Financial Statements
Nine months ended December 31, 2012 and year ended March 31, 2012	Expressed in United States Dollars

3.       Significant accounting policies (continued)

(g)                Mineral interests, plant and equipment (continued)

Depreciation

Depreciation is determined at rates that will reduce original cost to estimated residual value over the useful life of each asset. The annual rates used to compute depreciation are as follows:

Asset	Basis	Rate
Buildings	straight-line	25 years
Computers and equipment	declining balance	30%
Leasehold improvements	straight-line	shorter of term of lease
and estimated useful life
Motor vehicles	straight-line	5 years
Machinery and equipment	straight-line	5 – 25 years
Mineral interests	units of production	n/a

Mineral interests

Mineral interests consist of costs associated with the acquisition and development of economical mineral resources within a specific area of interest. The determination of whether mineral resources are economically recoverable is indicated through the following criteria:
•	the existence of technical data that gives reasonable assurance that the mineralized resource is economically extractable;

•
the establishment of a life-of-mine model that provides a basis for concluding there is a significant likelihood of being able to recoup the incremental costs of extraction and production over the project;

•	the existence of key operating and environmental permits or the existence of programs that layout a timeline and feasibility of attaining such authorizations;

•	management’s intent to develop the property through to commercial production; and,

•	existence of sufficient financial resources or evidence that they are clearly attainable to develop the project.

On the commencement of commercial production, depletion of each mineral interest will be provided on a unit-of-production basis using estimated reserves as the depletion base.

Derecognition

Upon disposal or abandonment, the carrying amounts of mining properties and plant and equipment are derecognized and any associated gains or losses are recognized in net earnings (loss).

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)
Notes to Consolidated Financial Statements
Nine months ended December 31, 2012 and year ended March 31, 2012	Expressed in United States Dollars

3.       Significant accounting policies (continued)

 (h)  Impairment of non-financial assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash‐generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or a cash‐generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash‐generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in net earnings (loss).

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the net carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash‐generating unit) in prior years.

(i)	Asset retirement provisions

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. The Company records the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increases the carrying value of the related assets for that amount. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in the statement of net earnings (loss). Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

The increase in the carrying value of related assets are charged against net earnings (loss) over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The related liability is also adjusted at each period end for changes to the current market-based discount rate and amount or timing of the underlying cash flows needed to settle the obligation.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Consolidated Financial Statements
Nine months ended December 31, 2012 and year ended March 31, 2012	Expressed in United States Dollars

3.       Significant accounting policies (continued)

(j)	Comprehensive loss

Comprehensive loss consists of net loss and other comprehensive income (loss) (“OCI”). OCI represents changes in shareholders’ equity during a period arising from transactions and other events with non-owner sources. For all periods covered by these consolidated financial statements comprehensive loss and net loss are the same.

(k)  Loss per share

Basic loss per share is calculated by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated by dividing net loss available to common shareholders by the weighted average number of diluted common shares outstanding during the year. Diluted common shares reflect the potential dilutive effect of exercising the share options and warrants based on the treasury stock method. As the Company has incurred a loss for all periods present in the financial statements, diluted loss per share is equal to basic loss per share.

(l)     Share-based compensation

The Company has a share-based compensation plan as described in note 12(a). The Company records all share-based compensation paid to employees and consultants using the fair value method.

Compensation expense attributable to share based awards is measured at the fair value at the date of grant using the Black-Scholes option pricing model. Each tranche of a share option grant is valued individually and then amortized on a straight-line basis over the vesting period of each tranche within the grant. The fair value, under the Black-Scholes model, takes into account a number of variables, including the exercise price of the award, the expected dividend rate, the expected life of the options, volatility, forfeiture rate and the risk free interest rate.

(m) Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred income tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred income tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Consolidated Financial Statements
Nine months ended December 31, 2012 and year ended March 31, 2012	Expressed in United States Dollars

3.       Significant accounting policies (continued)

(m) Income taxes (continued)

The amount of deferred income tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred income tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a future income tax asset will be recovered, it does not recognize the asset.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

(n)           Investments in associates

The Company conducts a portion of its business through equity interests in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of earnings and losses of associates are recognized in net earnings during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment. The Company’s investments in associates are included in non-current assets on the consolidated statements of financial position. Intercompany transactions between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the associates. Intercompany balances between the Company and its associates are not eliminated.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Consolidated Financial Statements
Nine months ended December 31, 2012 and year ended March 31, 2012	Expressed in United States Dollars

3.       Significant accounting policies (continued)

(o)	Use of estimates

The Company makes estimates and assumptions concerning the future that will, by definition, seldom equal actual results. Significant areas requiring the use of management estimates relate to the determination of the recoverability of mineral interests and capitalized development costs, the determination of asset retirement provisions, and the assumptions about the variables used in the calculation of share-based payments and foreign currency warrant liability.

•	Economic recoverability and probability of future economic benefits of mineral interest and capitalized development costs
Management has determined that the mineral interest and development costs that have been capitalized are economically recoverable. Management uses several criteria to assess economic recoverability and probability of future economic benefit including geological information, life of mine models, scoping and pre-feasibility studies, and existing permits and permitting programs.

•	Determination of asset retirement provisions
Management estimates the cost of site reclamation and then the present value of future cash flows using estimated discount rates and inflation rates.

•	Assumptions about the variables used in the calculation of share-based payments and foreign currency warrant liability
Management determines the fair value of share-based payments and foreign currency warrant liability using the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility and the period in which the option will be exercised or the expected life of the options. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of future volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

Management believes the estimates used in these consolidated financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

4.       Application of new and revised standards

(a)         IFRS 7, Financial Instruments: Disclosures (“IFRS 7”) – amendments

The Company has applied the amendments to IFRS in respect to the disclosure relating to transfers of financial assets. The amendments required additional disclosure to assist users of financial statements in evaluating the risk exposures in respect to transfers of financial assets that are not derecognized or for which the entity has a continuing involvement.  The amendments had no impact on these consolidated financial statements.

(b)          IAS 12, Deferred Tax: Recovery of Underlying Assets (“IAS 12”)

  The Company has applied the amendments to IAS 12 in respect to the recovery of underlying assets. The amendments had no impact on these consolidated financial statements.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)
Notes to Consolidated Financial Statements
Nine months ended December 31, 2012 and year ended March 31, 2012	Expressed in United States Dollars

5.       Standards, amendments and interpretations not yet effective

The following new standards, amendments and interpretations, that have been issued but not yet adopted in these consolidated financial statements:

(a)	IFRS 9, Financial Instruments (“IFRS 9”)

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company is currently evaluating the impact of IFRS 9 on its financial instruments; however, the impact, if any, is not expected to be significant.

(b)         IFRS 7, Financial Instruments: Disclosures (“IFRS 7”) – amendments

In December 2011, the IASB issued new disclosure requirements for financial assets and liabilities that (1) are offset in the statement of financial position; or (2) subject to master netting agreements or similar arrangements. These new disclosure requirements are effective for annual periods beginning on or after January 1, 2013 and are to be applied retrospectively. The Company is currently evaluating the impact of these new disclosure requirements on its financial statement; however, the impact, if any, is not expected to be significant.

(c)       IFRS 10, Consolidated Financial Statements (“IFRS 10”)

IFRS 10 replaces the consolidation requirements in IAS 27, Consolidated and Separate Financial Statements, and Standing Interpretations Committee (“SIC”) Interpretation 12, Consolidation - Special Purpose Entities. IFRS 10 introduces a single consolidation model for all entities based on control, irrespective of the nature of the investee, and is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company currently does not anticipate the adoption of IFRS 10 to have a significant impact on its consolidated financial statements.

(d)       IFRS 11, Joint Arrangements (“IFRS 11”)

In May 2011, the IASB issued guidance establishing principles for financial reporting by parties to a joint arrangement. IFRS 11 replaces IAS 31, Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company is reviewing the standard to determine the potential impact, if any, on its consolidated financial statements.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)
Notes to Consolidated Financial Statements
Nine months ended December 31, 2012 and year ended March 31, 2012	Expressed in United States Dollars

5.       Standards, amendments and interpretations not yet effective (continued)

(e)       IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. The disclosure requirements are applicable to all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013 with earlier adoption permitted. The Company is reviewing the standard to determine the potential impact, if any, on its consolidated financial statements.

(f)       IFRS 13, Fair Value Measurement (“IFRS 13”)

In May 2011, the IASB issued guidance establishing a single source for fair value measurement. IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another standard requires or permits the item to be measured at fair value, with limited exceptions. IFRS 13 is effective for annual periods beginning on or after January 1, 2013 with early application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

(g)       IAS 27, Separate Financial Statements (“IAS 27”)

IAS 27 was amended as a consequence of the issuance of IFRS 10, 11 and 12. IAS 27 sets the standards for investments in subsidiaries, jointly controlled entities, and associates when an entity elects, or is required, to present separate non-consolidated financial statements. Amendments to IAS 27 are effective for annual periods beginning on or after January 1, 2013. The Company is in the process of evaluating the impact of the new standard on its financial statements.

(h)      IAS 28, Investments in Associates and Joint Ventures (“IAS 28”)

IAS 28 was amended as a consequence of the issuance of IFRS 10, 11 and 12. IAS 28 provides additional guidance for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. This standard will be applied by the Company when there is joint control or significant influence over an investee. Amendments to IAS 28 are effective for annual periods beginning on or after January 1, 2013. The Company is in the process of evaluating the impact of the new standard on its financial statements.

(i)        IAS 32, Financial Instruments: presentation (“IAS 32”)

In December 2011, the IASB issued amendments to IAS 32. The amendments clarify that an entity currently has a legally enforceable right to set-off financial assets and liabilities if that right is (1) not contingent on a future event; and (2) enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. These amendments are effective for annual periods beginning on or after January 1, 2014 and are to be applied retrospectively. The Company is currently evaluating the impact of the adoption of the amendments on its financial statement; however, the impact, if any, is not expected to be significant.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)
Notes to Consolidated Financial Statements
Nine months ended December 31, 2012 and year ended March 31, 2012	Expressed in United States Dollars

6.	Arrangement agreement

On December 5, 2012, the Company and PMI Gold Corporation (“PMI”) entered into an all-share merger of equals arrangement agreement (the “Arrangement”). Pursuant to the Arrangement, Asanko would acquire all of the issued and outstanding PMI common shares such that each PMI shareholder would receive 0.21 common shares of Asanko for each PMI common share held. As a result, PMI would become a wholly owned subsidiary of Asanko. In addition, all outstanding options and warrants of PMI would be exchanged for options and warrants of Asanko that would entitle the holder to receive, upon exercise thereof, Asanko shares based upon the 0.21 exchange ratio and otherwise on the same terms and conditions as were applicable to the PMI options and warrants.

On February 18, 2013 Asanko and PMI announced that they had terminated the Arrangement.   PMI and Asanko agreed that no termination fee would be payable as a result of the mutual termination of the Arrangement and the parties released each other from all obligations in respect of the Arrangement.

7.	Plant and equipment

	Administration	Esaase development project			Totals
	Office and equipment	Buildings	Equipment	Motor vehicles
Cost
As at March 31, 2011	$ 707,019	$ 408,394	$ 155,333	$ 687,585	$ 1,958,331
Additions	638,564	339,444	145,938	597,304	1,721,250
Dispositions	-	-	-	(49,955)	(49,955)
Loss of control of UMS	(775,197)	-	-	-	(775,197)
As at March 31, 2012	570,386	747,838	301,271	1,234,934	2,854,429

Additions	22,483	10,153	89,626	-	122,262
Dispositions	-	-	-	(24,569)	(24,569)
As at December 31, 2012	592,869	757,991	390,897	1,210,365	2,952,122

Accumulated depreciation
As at March 31, 2011	$ (199,233)	$ (549)	$ (63,603)	$ (210,939)	$ (474,324)
Depreciation	(250,719)	-	(46,810)	(320,833)	(618,362)
Dispositions	-	-	-	33,942	33,942
Loss of control of UMS	189,034	-	-	-	189,034
As at March 31, 2012	(260,918)	(549)	(110,413)	(497,830)	(869,710)
Depreciation	(83,054)	(97,982)	(61,391)	(72,596)	(315,023)
Dispositions	-	-	-	17,198	17,198
As at December 31, 2012	$ (343,972)	$ (98,531)	$ (171,804)	$ (553,228)	$(1,167,535)
Net book value
As at March 31, 2012	$ 309,468	$ 747,289	$ 190,858	$ 737,104	$ 1,984,719
As at December 31, 2012	$ 248,897	$ 659,460	$ 219,093	$ 657,137	$ 1,784,587

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Consolidated Financial Statements
Nine months ended December 31, 2012 and year ended March 31, 2012	Expressed in United States Dollars

8.	Mineral interests and development assets

		Accumulated	Net book
December 31, 2012	Cost	depreciation	value

Acquisition costs, Asumura	$170,043	$-	$170,043

Acquisition costs, Esaase	4,498,392	-	4,498,392
Development costs, Esaase	31,022,314	-	31,022,314
Asset retirement obligation, Esaase	10,687,715	-	10,687,715
Esaase development project	46,208,421	-	46,208,421

	$46,378,464	$-	$46,378,464

		Accumulated	Net book
March 31, 2012	Cost	depreciation	value

Acquisition costs, Asumura	$170,043	$-	$170,043

Acquisition costs, Esaase	3,962,508	-	3,962,508
Development costs, Esaase	13,230,057	-	13,230,057
Asset retirement obligation, Esaase	8,460,126	-	8,460,126
Esaase development project	25,652,691	-	25,652,691

	$25,822,734	$-	$25,822,734

Based on positive results of a pre-feasibility study for the Esaase Gold Project, the Company began capitalizing costs associated with the development of the project effective October 1, 2011.

Continuity of  mineral interests

	Nine months ended	Year ended
	December 31, 2012	March 31, 2012

Opening balance	$25,822,734	$10,581,692

Additions:
Acquisition costs, Esaase	535,884	766,009
Development costs, Esaase	17,792,257	13,230,057
Asset retirement obligation (note 10)	2,227,589	1,244,976
	20,555,730	15,241,042

Closing balance	$46,378,464	$25,822,734

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Consolidated Financial Statements
Nine months ended December 31, 2012 and year ended March 31, 2012	Expressed in United States Dollars

8.	Mineral interests and development assets (continued)

Summary of development costs, Esaase
	Nine months ended December 31, 2012	Year ended March 31, 2012

Esaase:
Camp operations	$2,017,952	$1,805,286
Development support costs and settlement fees	8,305,494	1,739,940
Feasibility studies and engineering	3,215,037	5,491,739
Sustainability	2,755,749	2,408,183
Share-based payments	1,401,268	1,502,166
VAT receivable allowance	96,757	282,743
Total development costs for the period	$17,792,257	$13,230,057

(a)	Essase Gold project

Asanko Ghana owns a 100% interest in the Esaase Gold property in the southwest part of the Republic of Ghana (“Ghana”), West Africa. The property is subject to an underlying 10% interest and 5% royalty (see note 15(a)) to the Ghanaian government and a 0.5% royalty payable to the Bonte Liquidation Committee. Asanko Ghana was granted the full Esaase Mining Lease by the Ghanaian Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the royalties and government commitments.

Asanko Ghana owns a 100% interest in the Jeni River Concession mining lease and exploration rights. The Jeni River Concession lies directly to the southwest and contiguous to the Esaase Gold property. The Ghanaian government retains a standard 10% carried interest and 3% royalty based on the existing mining lease and the Bonte Liquidation Committee retains a 0.5% royalty.

Subsequent to the granting of the Esaase and Jeni River mining leases, the Ghanaian government amended the royalty scheme in Ghana to a 5% royalty for all mining projects and uncertainty now exists as to the final royalty rate applicable to the property (see note 15(a)).

Asanko Ghana owns a 100% interest in the Asuowin Concession situated contiguous to and directly south of the Esaase Gold property and a 100% interest in the Dawohodo prospecting concession a mineral concession adjacent to the Esaase Gold property.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)
Notes to Consolidated Financial Statements
Nine months ended December 31, 2012 and year ended March 31, 2012	Expressed in United States Dollars

8.	Mineral interests and development assets (continued)

(a)            Essase Gold project (continued)

On July 15, 2010, Asanko Ghana entered into an option agreement with Sky Gold Mines Limited (“SGM”) whereby it was granted the exclusive option by SGM to acquire a 100% interest in a four-part concession adjacent to the Esaase Gold property. Pursuant to the agreement Asanko Ghana is required to make staged payments totaling $400,000, and cause a total of 50,000 shares of Asanko Gold Inc. be issued to SGM in stages. As at December 31, 2012, Asanko Ghana had made payments totaling $250,000 and 30,000 shares of Asanko were issued to SGM. The remaining $150,000 and 20,000 shares will be paid and issued at the Asanko Ghana’s option, on the third anniversary of this option agreement, July 15, 2013, at which time Asanko Ghana will own 100% of the SGM concession. The concession is subject to a 2% net smelter returns royalty (“NSR”) payable to SGM.

During November 2012, Asanko Ghana completed the acquisition of 10.3 sq. km of the Small Scale Mining Reserve (“SSMR”) located immediately on strike to the southwest of the Esaase main zone in exchange for  a 12.5 sq. km portion of its Jeni River Concession mining lease and made payments totalling $396,868 related to the acquisition. The SSMR area acquired by the Company was previously reserved by the Government of Ghana exclusively for small scale mining activity and is now part of the Jeni River Concession mining lease.

Free carried interest to the Ghanaian government

Pursuant to the provisions of the Ghanaian Minerals and Mining Act of 2006, as at March 31, 2011, the Ghanaian government acquired, for zero proceeds, a 10% free carried interest in the rights and obligations of the mineral operations of the Esaase Gold property through an interest in Asanko Ghana.

Asanko Ghana reserved 10% of its common shares for issuance to the Ghanaian government, and one government representative was appointed to the Board of Directors of Asanko Ghana. The Ghanaian government is entitled to 10% of declared dividends from the net profit of Asanko Ghana at the end of a financial year. As the free carried interest does not result in an obligation on behalf of the Ghanaian government to contribute to the capital of Asanko Ghana nor share in the entity’s losses, a non-controlling interest is not recognized while Asanko Ghana is in a net liability position.

(b)	Asumura Gold project

Asanko Ghana owns a 100% interest in the Asumura Reconnaissance Concession (“Asumura property”) located in Ghana. The Asumura Gold property is subject to a 3.5% NSR royalty payable to GTE Ventures Limited. (“GTE”), 50% of which may be purchased for $2,000,000 from GTE and the remaining 50% may be purchased for an additional $4,000,000. If the property is converted to a Mining License, in accordance with Ghanaian law, it will become subject to a 5% gross revenue royalty and 10% ownership by the Ghanaian government.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Consolidated Financial Statements
Nine months ended December 31, 2012 and year ended March 31, 2012	Expressed in United States Dollars

9.	Exploration and evaluation expenditures

Exploration and evaluation expenditures are comprised of expenditures incurred on mineral interests in areas where the technical feasibility and economic recoverability has not yet been established.

Summary of  exploration and evaluation expenditures

	Nine months ended December 31, 2012	Year ended March 31, 2012

Esaase:
Camp operations	$437,774	$1,091,202
Development support costs	-	559,643
Equipment and infrastructure	-	951,673
Engineering studies	-	2,989,662
Exploration drilling	529,152	2,933,027
Exploration support costs	844,550	1,703,947
Sustainability	-	1,102,038
Technical and in-fill drilling	-	3,570,062
Share-based payments VAT receivable allowance	309,251 65,699	2,379,808 1,133,712
	2,186,426	18,414,774

Asumura:	2,988	-
Total exploration and evaluation expenditures	$2,189,414	$18,414,774

10.	Asset retirement provision

The asset retirement provision relates to current and historical disturbance caused to the mineral concessions within the area of interest of the Esaase Gold project. Management has determined that these areas will be included as part of the project’s life-of-mine rehabilitation program. The present value of this obligation has been recorded as a non-current provision.

Esaase development project	Nine months ended	Year ended
	December 31, 2012	March 31, 2012

Opening balance	$8,737,634	$7,242,082
Additions (note 8)	2,227,589	1,244,976
Accretion	123,858	250,576
Closing balance	$11,089,081	$8,737,634

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Consolidated Financial Statements
Nine months ended December 31, 2012 and year ended March 31, 2012	Expressed in United States Dollars

11.	Share capital

(a)      Authorized
Unlimited common shares without par value; and
Unlimited preferred shares without par value

(b)	Issued and outstanding common shares

	Number
	of shares	Amount
Balance, March 31, 2011	74,884,588	$309,345,374
Issued for cash:
Pursuant to the exercise of options
- at C$2.44	305,000	749,130
- at C$3.31	50,000	172,667
- at C$3.60	25,000	91,764
- at C$4.01	96,250	398,599
- at C$4.20	75,000	321,363
- at C$6.19	80,000	515,487
- at C$7.83	10,000	82,262
Issued pursuant to the SGM agreement (note 8(a))	20,000	156,009
Transferred from equity reserves on the exercise of options	-	1,365,779

Balance, March 31, 2012	75,545,838	$313,198,434
Issued for cash:
Pursuant to a non-brokered private placement
- at C$3.44	9,443,500	32,592,843
- share issuance costs, cash	-	(137,096)
- fair value of foreign currency warrants	-	(11,497,641)

Pursuant to the exercise of options
- at C$3.74	35,000	132,630
Issued pursuant to the SGM agreement (note 8(a))	10,000	29,016
Transferred from equity reserves on the exercise of options	-	58,304
Balance, December 31, 2012	85,034,338	$334,376,490

Nine months ended December 31, 2012

On November 5, 2012, the Company completed a non-brokered private placement for gross proceeds of  $32,592,843 by issuing 9,443,500 units of the Company at a price of C$3.44 per unit. Each unit consisted of one common share of the Company as well as one warrant to purchase a common share in the Company for a period of two years at a price of C$4.00 per share. The Company incurred $137,096 in legal and regulatory fees related to this private placement.

As the exercise price of the warrants is in a currency other than the Company’s functional currency, the Company allotted  $11,497,641 of the proceeds to foreign currency warrant liability, which represents the estimated fair value of the 9,443,500 foreign currency based warrants issued in the non-brokered private placement. The fair value of the warrants has been estimated using the Black-Scholes option pricing model with the following assumptions as at the date  of issuance:

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Consolidated Financial Statements
Nine months ended December 31, 2012 and year ended March 31, 2012	Expressed in United States Dollars

11.	Share capital (continued)

(b)	Issued and outstanding common shares (continued)

November 5, 2012

Risk free interest rate	1.08%
Expected dividend yield	0%
Share price volatility	59.80%
Share price on the date of valuation	$3.81
Expected life of warrants	2 years

The Company issued 10,000 shares to SGM pursuant to an agreement on a concession adjacent to the Essase concession (note 8(a)). The fair value of the shares was estimated to be $29,016 or $2.90 (C$ 2.91) per share which was the closing market price of the Company’s shares at July 15, 2012 when the shares became issuable.

 During the nine months ended December 31, 2012, an aggregate of 35,000 common shares were issued for gross proceeds of $132,630 on exercise of share-based options. In addition, a transfer of $58,304 from equity reserves to share capital was recorded on the exercise of these share-based options.

Year ended March 31, 2012

During the year ended March 31, 2012, an aggregate of 641,250 common shares were issued for gross proceeds of $2,331,272 on exercise of share-based options. In addition, a transfer of $1,365,779 from equity reserves to share capital was recorded on the exercise of these share-based options.

The Company issued 20,000 shares to SGM pursuant to an agreement on a concession adjacent to the the Essase concession (note 8(a)). The fair value of the shares was estimated to be $156,009 or $7.80 (C$ 7.98) per share which was the closing market price of the Company’s shares at July 11, 2011 when the shares became issuable.

12.	Equity reserves

(a) Share-based options

The Company maintains a rolling share-based option plan providing for the issuance of share-based options for up to 10% of the Company’s issued and outstanding common shares. The Company may grant options from time to time to its directors, officers, employees and other service providers. The options vest 25% on the date of the grant and 12 ½ % every three months thereafter for a total vesting period of 18 months.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Consolidated Financial Statements
Nine months ended December 31, 2012 and year ended March 31, 2012	Expressed in United States Dollars

12.	Equity reserves (continued)

(a) Share-based options (continued)

Share-based options movement	Number	Weighted average
	of shares	exercise price
Balance, March 31, 2011	6,213,750	C$6.37
Granted	1,952,500	C$5.17
Exercised	(641,250)	C$3.55
Forfeited	(102,500)	C$7.43
Cancelled	(2,475,000)	C$8.04
Balance, March 31, 2012	4,947,500	C$5.41
Granted	4,187,500	C$3.77
Exercised	(35,000)	C$3.74
Forfeited	(941,250)	C$6.53
Balance, December 31, 2012	8,158,750	C$4.45

 The following table summarizes the share-based options outstanding and exercisable at December 31, 2012:

	Number outstanding at		Number exercisable at
Exercise price	December 31, 2012	Expiry date	December 31, 2012

C$4.20	345,000	February 5, 2013	345,000
C$1.12	12,500	January 15, 2014	12,500
C$3.31	70,000	June 2, 2014	70,000
C$3.10	225,000	July 2, 2014	225,000
C$3.10	75,000	July 17, 2014	75,000
C$4.01	320,000	October 6, 2014	320,000
C$6.50	50,000	December 13, 2014	50,000
C$6.19	1,327,500	May 26, 2015	1,327,500
C$8.00	256,250	March 17, 2016	256,250
C$4.59	1,375,000	February 16, 2017	859,375
C$3.74	2,117,500	June 7, 2017	1,058,750
C$3.75	1,150,000	October 16, 2017	287,500
C$3.90	835,000	November 7, 2017	208,750
	8,158,750		5,095,625
Weighted average contractual life
remaining at December 31, 2012 (years)	3.66		3.12

During the nine months ended December 31, 2012, under the Black-Scholes option pricing model, $4,589,843 (year ended March 31, 2012 - $11,226,781) in share-based payments were recorded in the statement of comprehensive loss of which $309,251 (year ended March 31, 2012 - $2,379,808) were included in exploration and evaluation expenses. In addition, during the nine months ended December 31, 2012, share-based payments of $1,401,268 were included in mineral interests and development costs (year ended March 31, 2012 - $1,502,166).

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Consolidated Financial Statements
Nine months ended December 31, 2012 and year ended March 31, 2012	Expressed in United States Dollars

12.	Equity reserves (continued)

(a) Share-based options (continued)

The fair value of the share-based options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Nine months ended	Year ended
	December 31, 2012	March 31, 2012

Risk free interest rate	1.25%	1.25%
Expected dividend yield	0%	0%
Share price volatility	66.28%	87.28%
Forfeiture rate	1.03%	1.14%
Expected life of options	3.51 years	3.56 years

(b)	Warrants

The continuity of share purchase warrants for the nine months ended December 31, 2012 is as follows:

Exercise price	Expiry date	March 31, 2012	Issued	Exercised	Expired	December 31, 2012

C$ 7.50	February 17, 2013	284,050	-	-	-	284,050
C$ 4.00	November 5, 2014	-	9,443,500	-	-	9,443,500

		284,050	9,443,500	-	-	9,727,550

During the nine months ended December 31, 2012, the Company issued 9,443,500 warrants pursuant to a non-brokered private placement (note 11(b)). The Company has the right to accelerate the warrants’ exercise period to 30 days, should the share price trade at a price of greater than C$6.00 per share for a period of twenty consecutive trading days.

The continuity of share purchase warrants for the year ended March 31, 2012 is as follows:

Exercise price	Expiry date	March 31, 2011	Issued	Exercised	Expired	March 31, 2012

C$ 7.50	February 17, 2013	284,050	-	-	-	284,050

		284,050	-	-	-	284,050

(c)	Shareholder rights plan

During the year ended March 31, 2012, the Directors of the Company approved the adoption of a shareholder rights plan (the “Rights Plan”).  The objective of the Board of Directors in adopting this Plan is to achieve full and fair value for the Company’s shareholders in the event of an unsolicited take-over bid for the Company.

The rights become exercisable only when a person or party acquires or announces its intention to acquire 20% or more of the outstanding shares of the Company without complying with certain provisions of the Rights Plan.  Each right would entitle each holder of common shares (other than the acquiring person or party) to purchase additional common shares of the Company at a 50% discount to the market price at the time.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)
Notes to Consolidated Financial Statements
Nine months ended December 31, 2012 and year ended March 31, 2012	Expressed in United States Dollars

13.           Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

(a)      Key management compensation

Transactions with key management personnel were as follows:

	Nine months ended December 31, 2012	Year ended March 31, 2012

Salaries and benefits	$1,673,761	$2,369,506
Share-based payments	3,031,469	6,115,578
	$4,705,230	$8,485,084

Key management personnel consist of directors and officers of the Company.

(b)      Other related parties balances and transactions

Related party transactions (recoveries):

	Nine months ended December 31, 2012	Year ended March 31, 2012

Universal Mineral Services Ltd. (i)	$1,858,360	$-
Rock-on Exploration Ltd. (ii)	35,000	141,180
Other public companies (iii)	-	(1,275,881)
	$1,893,360	$(1,134,701)

Related party balances receivable (payable):

	December 31, 2012	March 31, 2012

Universal Mineral Services Ltd. (i)	$(237,900)	$-
Universal Mineral Services Ltd. – prepaid deposit (i)	138,201	-
Rock-on Exploration Ltd. (ii)	-	(41,532)
	$(99,699)	$(41,532)

(i)	Universal Mineral Services Ltd. (“UMS”)

UMS was a wholly owned subsidiary of the Company until March 30, 2012, at which time the Company disposed of a net 75% interest in UMS and relinquished control. UMS is now a private company with certain key management personnel and directors in common with the Company, and pursuant to an agreement dated March 30, 2012, provides geological, corporate development, administrative and management services to the Company on a cost recovery basis.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Consolidated Financial Statements
Nine months ended December 31, 2012 and year ended March 31, 2012	Expressed in United States Dollars

13.           Related party balances and transactions (continued)

(ii)	Rock-on Exploration Ltd. (“Rock-on”)

Rock-on is a private company controlled by a former director of the Company. Pursuant to this geological consulting agreement, the Company paid $5,000 per month plus benefits until October 2012, when the director resigned. ($10,000 per month plus benefits for the year ended March 31, 2012).

(iii)	Other public companies

During the year ended March 31, 2012, the Company recovered the cost of geological, corporate development, administrative and management services provided by UMS to several companies with directors and officers in common. As UMS is no longer a wholly owned subsidiary, the Company did not recover any costs from these related parties, subsequent to March 30, 2012.

14.          Commitments

As at December 31, 2012, the Company did not have any significant contractual commitments except as disclosed in note 8.

15.          Contingencies

(a)	Ghanaian mining royalties and taxes

On March 19, 2010, the government of Ghana amended section 25 of the Minerals and Mining Act of 2006 (Act 703) which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The Act now requires that a holder of a mining lease, restricted mining lease, or small scale mining license pay a royalty in respect of minerals obtained from its mining operations to Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder. Currently, uncertainty exists on how this amendment will affect the Esaase gold property’s existing mining lease and whether the rate will change as the Company goes through negotiations with the government with respect to a stability agreement on the project.

Changes to the Ghanaian tax system were announced and substantively enacted during the year ended March 31, 2012. Corporate tax rates rose from 25% to 35% and capital deductions were reduced from an 80% deduction in year one to a straight-line depreciation of 20% per year over 5 years. A 10% windfall profit tax has been proposed but to date has not been enacted. The windfall profit tax will be calculated based on taxable income less taxes paid, capital expenditures incurred, additions to inventory and various other deductions and additions.

(b)	Esaase option agreement suit

Asanko Ghana was named jointly with the Ghana Minerals Commission as a co-defendant in a legal suit by Sametro Co. Ltd. (the “Plaintiff”), the company that had originally optioned the Esaase Gold property to the Company (the “Litigation”). The Plaintiff had alleged certain irregularities in connection with the closing of the option resulting in Asanko Ghana’s acquisition of the Esaase Gold property and the issuing of the requisite regulatory approvals under Ghanaian law.

During November 2012, the Company reached a complete and final out-of-court settlement of the litigation. All litigants have executed a definitive Deed of Settlement which includes a consent case dismissal, mutual releases and an indemnity for the Company.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Consolidated Financial Statements
Nine months ended December 31, 2012 and year ended March 31, 2012	Expressed in United States Dollars

15.  Contingencies (continued)

(c)	Financial guarantee

The Company continues to provide a financial guarantee for the UMS office lease.

16.           Segmented information

Geographic Information

The Company operates in one reportable operating segment, being the exploration and development of resource properties.

Geographic allocation of non-current assets

December 31, 2012	Canada	Ghana	Total

Plant and equipment	$148,019	$1,636,568	$1,784,587
Investment in associate	627,394	-	627,394
Mineral interests and development costs	-	46,378,464	46,378,464
	$775,413	$48,015,032	$48,790,445

March 31, 2012	Canada	Ghana	Total

Plant and equipment	$172,393	$1,812,326	$1,984,719
Investment in associate	627,394	-	627,394
Mineral interests and development costs	-	25,822,734	25,822,734
	$799,787	$27,635,060	$28,434,847

  Geographic allocation of loss

	Canada	Ghana	Total

Nine months ended December 31, 2012	$10,589,382	$2,956,820	$13,546,202
Year ended March 31, 2012	$17,660,306	$20,492,279	$38,152,585

17.	Loss per share

Basic loss per share amounts are calculated by dividing the net loss for the year by the weighted average number of ordinary shares outstanding during the year.

	Nine months ended December 31, 2012	Year ended March 31, 2012

Loss attributable to ordinary shareholders	$13,546,202	$38,152,585
Weighted average number of common shares	77,477,114	75,347,941
Basic and diluted loss per share	$0.17	$0.51

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Consolidated Financial Statements
Nine months ended December 31, 2012 and year ended March 31, 2012	Expressed in United States Dollars

17.	Loss per share (continued)

Weighted average number of common shares:

	Nine months ended December 31, 2012	Year ended March 31, 2012

Issued common shares, beginning of period	75,545,838	74,884,588
Effect of shares issued in private placement	1,923,040	-
Effect of shares issued on exercise of share-based options	2,673	461,928
Effect of shares issued for mineral interests (note 8(a))	5,563	1,425
Weighted average number of common shares (basic and diluted), end of period	77,477,114	75,347,941

Basic and diluted loss per share amounts are the same as there are no instruments that have a dilutive effect on earnings.

18.       Supplemental cash flow information

	Nine months ended December 31, 2012	Year ended March 31, 2012

Income tax paid	$-	$-
Asset retirement obligations included in mineral interest	2,227,589	1,244,976
Change in accounts payable related to mineral interests and development costs	163,372	1,107,283
Depreciation included in exploration and evaluation costs	189,768	369,156
Depreciation included in mineral interest and development costs	42,201	-
Fair value of shares included in mineral interest	29,016	156,009
Fair value of foreign currency warrants included in share capital	(11,497,641)	-
Share-based compensation included in mineral interests and development cost	1,401,268	1,502,166
Reclassification of equity reserves on exercise of share-based options	(58,304)	(1,365,779)

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Consolidated Financial Statements
Nine months ended December 31, 2012 and year ended March 31, 2012	Expressed in United States Dollars

19.      Financial instruments

As at December 31, 2012 the Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, and share purchase warrants denominated in a currency different from the Company’s functional currency.

The following table summarizes the designation and fair value hierarchy under which the Company’s financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and
Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

			December 31, 2012
	Category	Carrying value	Amount	Fair value hierarchy
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	$204,611,912	N/A
Receivables, excluding sales taxes refundable	Loans and receivables	Amortized cost	349,288	N/A
			$204,961,200

Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$3,764,302	N/A
Foreign currency warrant liability	Fair-value-through profit and loss	Fair value	12,494,674	Level 2
			$16,258,976

			March 31, 2012
	Category	Carrying value	Amount	Fair value hierarchy
Financial assets

Cash and cash equivalents	Loans and receivables	Amortized cost	$197,608,106	N/A
Receivables, excluding sales taxes refundable	Loans and receivables	Amortized cost	120,463	N/A

			$197,728,569

Financial liabilities

Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$4,813,773	N/A

			$4,813,773

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Consolidated Financial Statements
Nine months ended December 31, 2012 and year ended March 31, 2012	Expressed in United States Dollars

19.      Financial instruments (continued)

The risk exposure arising from these financial instruments is summarized as follows:

(a)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances held at banks in each of Canada and Ghana. The majority of the Company’s cash is held in Canadian based banking institutions, authorized under the Bank Act (Canada) to accept deposits. As at December 31, 2012, the receivables excluding refundable sales tax consist of interest receivable of $349,288 (March 31, 2012 - $120,463).

(b)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at December 31, 2012 the Company had a cash and cash equivalents balance of $204,611,912 (March 31, 2012 – $197,608,106) to settle current liabilities of $3,764,302 (March 31, 2011 - $4,813,773) that mainly consist of accounts payable that are considered short term and expected to be settled within 30 days.

(c)	Market risk

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less  or maturity over ninety days but redeemable on demand without penalty. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A sensitivity analysis suggests that a change of 10 basis points in the interest rates would result in a corresponding increase or decrease in loss for the nine months ended December 31, 2012 of approximately $205,000 (year ended March 31, 2012 - $198,000).

(ii)	Foreign currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada and Ghana and holds cash in Canadian, United States and Ghanaian Cedi currencies in line with forecasted expenditures.

A significant change in the currency exchange rates between the US dollar relative to Canadian dollar (“CAD”), Ghanaian Cedi and the Australian dollar (“AUD”) could have an effect on the Company’s results of operations, financial position or cash flows. At December 31, 2012 and March 31, 2012, the Company had no hedging agreements in place with respect to foreign exchange rates.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Consolidated Financial Statements
Nine months ended December 31, 2012 and year ended March 31, 2012	Expressed in United States Dollars

19.    Financial instruments (continued)

(c)	Market risk (continued)

(ii)	Foreign currency risk (continued)

The Company is exposed to currency risk through the following financial assets and liabilities denominated in foreign currencies, expressed below in US dollar equivalents:

	December 31, 2012			March 31, 2012
	CAD	Ghana Cedis	AUD	CAD	Ghana Cedis	AUD

Cash and cash equivalents	$32,497,005	$77,540	$-	$37,758,640	$-	$-
Accounts payable	(1,308,118)	(59,436)	(87,348)	(707,148)	(300,132)	(669,309)
Net exposure	$31,188,887	$18,104	$(87,348)	$37,051,492	$(300,132)	$(669,309)

A 10% appreciation or deprecation of the above mentioned currencies compared with the US dollar would result in a corresponding increase or decrease in net assets of approximately $3,111,964 as at December 31, 2012 (March 31, 2012 - $3,608,205).

(iii)	Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. As at December 31, 2012 and March 31, 2012, the Company was not exposed to other price risk.

(d)	Fair values

(i)      Foreign currency warrant liability

The foreign currency share purchase warrants issued in the non-brokered private placement of November 5, 2012 (note 11(b)) have not been listed on an exchange and therefore do not trade on an active market. The fair value at December 31, 2012 of the foreign currency warrant liability associated with the issuance of these warrants was estimated using the Black-Scholes option pricing model with the following assumptions:

	December 31, 2012	March 31, 2012
Risk free interest rate	1.14%	-
Expected dividend yield	0%	-
Share price volatility	63%	-
Share price at the date of valuation	C$3.95	-
Expected life of warrants	1.85 years	-

(ii)     Other

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Consolidated Financial Statements
Nine months ended December 31, 2012 and year ended March 31, 2012	Expressed in United States Dollars

19.     Financial instruments (continued)

(e)	Items of income, expense, gains or losses arising from financial instruments

	Nine months ended December 31, 2012	Year ended March 31, 2012

Interest income from loans and receivable	$652,192	$1,557,889
Foreign exchange gain (loss)	348,334	(1,295,107)

20.    Capital management

The Company considers items included in shareholders’ equity to be capital.

	December 31, 2012	March 31, 2012

Shareholders’ equity	$ 226,948,517	$ 213,383,856

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company in order to support the acquisition, exploration and development of mineral properties and to maintain the Company in good standing with the various regulatory authorities. The Company has no debt and is not subject to externally imposed capital requirements.

The properties in which the Company currently has interests in are in the exploration and development stage, as such, the Company does not currently generate revenue. The Company’s historical sources of capital have consisted of the sale of equity securities and interest income. In order for the Company to carry out planned exploration and development and pay for administrative costs, the Company will spend its working capital and raise additional amounts externally as needed.

The Company has policies and procedures in place for employee and officer expenditure authorization limits and capital expenditure authorization. Capital expenditures of $1,500,000 or more require approval by the Board of Directors. Management reviews its capital management approach on an ongoing basis and believes this approach is reasonable.

There were no changes in the Company’s management of capital during the nine months ended December 31, 2012.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Consolidated Financial Statements
Nine months ended December 31, 2012 and year ended March 31, 2012	Expressed in United States Dollars

21.    Income taxes

(a) Tax losses

The Company has accumulated foreign resource deductions totaling $77,643,255 at December 31, 2012 (March 31, 2012 - $61,267,069) and non-capital losses of approximately $30,297,726 at December 31, 2012 (March 31, 2012 - $22,721,173) in Canada and $7,154,625 at December 31, 2012 (March 31, 2012 - $6,619,243) in Ghana for income tax purposes, which may be carried forward to reduce taxable income of future years.  The non-capital losses expire as follows:

	Ghana	Canada	Total

2013	$728,279	$55,055	$783,334
2014	2,567,303	371,430	2,938,733
2015	1,082,887	-	1,082,887
2016	1,789,167	-	1,789,167
2017	986,989	-	986,989
2025	-	1,103,724	1,103,724
2026	-	1,413,969	1,413,969
2027	-	2,181,501	2,181,501
2028	-	2,530,349	2,530,349
2029	-	4,401,371	4,401,371
2030	-	7,602,331	7,602,331
2031	-	2,854,030	2,854,030
2032	-	7,783,965	7,783,965

	$7,154,625	$30,297,726	$37,452,351

(b) Income tax recovery provision

A reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is:

	Nine months ended December 31, 2012	Year ended March 31, 2012

Average statutory tax rate	25%	26.13%

Loss before income taxes	$(13,546,202)	$(38,152,585)

Expected income tax recovery	(3,386,551)	(9,967,363)
Increase (decrease) in income tax recovery resulting from:
Mineral exploration costs not deductible for tax	122,635	2,247,080
Stock based compensation	1,070,148	2,321,866
Other permanent differences	296,588	200,923
Effect of change in statutory rates	-	(5,012,294)
Effect of differences in tax rate in foreign jurisdictions	(284,015)	(1,274,846)
Expiry of loss carryforwards	158,062	-
Share issuance costs	(34,009)	-
Foreign exchange	(93,170)	2,151,699
Increase in unrecognized tax assets	2,150,312	9,332,935

Income tax recovery	$-	$-

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Notes to Consolidated Financial Statements
Nine months ended December 31, 2012 and year ended March 31, 2012	Expressed in United States Dollars

21.      Income taxes (continued)

(c)	Deferred tax assets and liabilities

	March 31, 2012	Net income/loss	Equity	December 31, 2012
Property and equipment	$(491,477)	$2,557	$-	$(488,920)
Share issuance costs	1,877,814	-	(648,133)	1,229,681
Investment in associate	454,029	3,918	-	457,947
Mineral interests	15,089,349	548,979	-	15,638,328
Unrealized foreign exchange	256,767	153,859	-	410,626
Non-capital losses carried forward	7,989,418	2,089,132	-	10,078,550
	25,175,900	2,798,445	(648,133)	27,326,212

Unrecognized deferred tax asset	$(25,175,900)	$(2,798,445)	$648,133	$(27,326,212)
Deferred tax assets	$-	$-	$-	$-
Deferred tax liabilities	$-	$-	$-	$-
Net deferred tax balance	$-	$-	$-	$-

	March 31, 2011	Net income/loss	Equity	March 31, 2012
Property and equipment	$56,413	$(547,890)	$-	$(491,477)
Share issuance costs	2,690,339	-	(812,525)	1,877,814
Investment in associate	-	454,029	-	454,029
Mineral interests	6,472,964	8,616,385	-	15,089,349
Unrealized foreign exchange	316,943	(60,176)	-	256,767
Non-capital losses carried forward	6,306,306	1,683,112	-	7,989,418
	15,842,965	10,145,460	(812,525)	25,175,900

Unrecognized deferred tax asset	$(15,842,965)	$(10,145,460)	$812,525	$(25,175,900)
Deferred tax assets	$-	$-	$-	$-
Deferred tax liabilities	$-	$-	$-	$-
Net deferred tax balance	$-	$-	$-	$-

No deferred tax assets have been recognized in respect of aggregate deductible temporary differences of $104,376,583 (March 31, 2012 - $84,043,184).
The Company is not recording deferred tax assets as it was determined that under current conditions it is not more like-than-not that these future tax benefits in Canada and Ghana will be realized.